Form N-8F

I. General Identifying Information

1.	Reason fund is applying to deregister (check only one; for
descriptions, see Instruction 1 above):

[X ]	Merger

[  ]	Liquidation

[  ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[  ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund:  The Rodney Square Strategic Equity Fund

3. Securities and Exchange Commission File No.:  811-04808

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]	Initial Application
[ ]	Amendment

5.	Address of Principal Executive Office (include No. & Street,
City, State, Zip Code):

1100 N. Market Street
Wilmington, DE 19890

6.	Name, address and telephone number of individual the
Commission staff should contact with any questions regarding this form:

Brian S. Vargo, Esq.
Pepper Hamilton LLP
3000 Two Logan Square, 18th and Arch Sts.
Philadelphia, PA 19103
(215) 981-4529

7.	Name, address and telephone number of individual or entity
responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17
CFR 270.31a-1, .31a-2]:

Wilmington Trust Company
1100 N. Market St.
Wilmington, DE 19890
(302) 651-8344

PFPC Inc.
400 Bellevue Parkway
Wilmington, DE 19809
(302) 791-4764

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]	Open-end
[ ]	Closed-end

10. State law under which the fund was organized or formed
(e.g., Delaware, Massachusetts):

	Massachusetts

11.	Provide the name and address of each investment adviser of
the fund (including sub-advisers) during the last five years. even if the fund's contracts with those advisers have been terminated:

Wilmington Trust Company (investment adviser)
1100 N. Market Street
Wilmington, DE 19890

Clemente Capital Inc. (sub-adviser)
Carnegie Hall tower
152 West 57th Street, 25th Floor
New York, NY  10019

Invista Capital Management, Inc.  (sub-adviser)
1800 Hub Tower
699 Walnut Street
Des Moines, Iowa  50309

Scudder Kemper Investments, Inc. (sub-adviser)
345 Park Avenue
New York, NY  10154

Wellington Management Company LLP (sub-adviser)
75 State Street
Boston, MA  02109

Frontier Capital Management Co.
99 Summer Street
Boston, MA  02110

William Blair & Co.
222 West Adams Street
Chicago, IL  60606

Spears, Benzak Salomon & Farrell
45 Rockefeller Plaza
New York, NY  10111

WEDGE Capital Management, LLP
2920 First Union Center
301 S. College Street
Charlotte, NC  28202

Sirach Capital Management, Inc.
3323 One Union Square
Seattle, WA  98101

12.	Provide the name and address of each principal underwriter
of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Provident Distributors, Inc.
Four Falls Corporate Center
West Conshohocken, PA  19428

Rodney Square Distributors, Inc.
1100 North Market Street
Wilmington, DE 19890

13.	If the fund is a unit investment trust ("UIT") provide:

(a)	Depositor's name(s) and address(es):

(b)	Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a
vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]  Yes
[X]  No

If Yes, for each UIT state:
Name(s):

File No.:  811-_______________

		Business Address:

15.	(a)	Did the fund obtain approval from the board of
directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]  Yes
[ ]  No

If Yes, state the date on which the board vote took place: May 13, 1999

If No, explain:

(b)	Did the fund obtain approval from the shareholders
concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]  Yes
[ ]  No

If Yes, state the date on which the shareholder vote took place: October 22, 1999 (for the Small Cap Equity and International Equity Portfolios) and October 29,
1999 (for the Large Cap Growth Equity and Large Cap
Value Equity Portfolios)

If No, explain:



II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in
connection with the Merger or Liquidation?

[X]  Yes
[ ]  No

(a)	If Yes, list the date(s) on which the fund made those
distributions:  October 31, 1999

(b)	Were the distributions made on the basis of net assets?

[X]  Yes
[ ]  No

(c)	Were the distributions made pro rata based on share
ownership?

[X]  Yes
[ ]  No

(d)	If No to (b) or (c) above, describe the method of
distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:
Were any distributions to shareholders made in kind?

[  ]  Yes
[  ]  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

[  ]  Yes
[  ]  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's
shareholders?

[X]  Yes
[ ]  No

If No,
(a)	How many shareholders does the fund have as of the date
this form is filed?

(b)	Describe the relationship of each remaining shareholder
to the fund:

19.	Are there any shareholders who have not yet received
distributions in complete liquidation of their interests?

[ ]  Yes
[X]  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:



III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is
filed?
(See question 18 above)

[ ]  Yes
[X]  No

If Yes,
(a)	Describe the type and amount of each asset retained by
the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[  ]  Yes
[  ]  No

21.	Does the fund have any outstanding debts (other than face-
amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]  Yes
[X]  No

If Yes,
(a)	Describe the type and amount of each debt or other
liability:

(b)	How does the fund intend to pay these outstanding debts
or other liabilities?



IV.	Information About Event(s) Leading to Request for
Deregistration

22.	(a)	List the expenses incurred in connection with the
Merger or Liquidation:

(i) Legal expenses:  $12,637.50

(ii) Accounting expenses:  $0.00

(iii) Other expenses (list and identify separately):

IRS:         $727.92
CUSIP:        $52.67

(iv) Total expenses (sum of lines (i)-(iii) above):
$13,418.09

(b) How were those expenses allocated?

Per portfolio based on assets.

(c)	Who paid those expenses?

Shareholders of the Fund paid the expenses noted above.
However, Wilmington Trust Company has undertaken to reimburse the Fund for expenses in excess of expense caps.

(d)	How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed  an application for an order
of the Commission regarding the Merger or Liquidation?

[ ]  Yes
[X]  No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:



V.  Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative
proceeding?

[ ]  Yes
[X]  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any
business activities other than those necessary for winding up its affairs?

[ ]  Yes
[X]  No

If Yes, describe the nature and extent of those activities:



VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:
  WT Mutual Fund

(b)	State the Investment Company Act file number of the
fund surviving the Merger:  811-08648

(c)	If the merger or reorganization agreement has been
filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Form of Reorganization Agreement for Small Cap Equity Portfolio and International Equity Portfolio was included as an exhibit to the fund's proxy statement.

File No.:    811-04808 and 033-08120
Form Type:   DEF14A
Date Filed:  October 5, 1999

Forms of Reorganization Agreement for Large Cap Growth Equity
Portfolio and Large Cap Value Equity Portfolio were included as an exhibit to Forms N-14 filed by each Portfolio's acquiring Fund.

Form No.:    811-08648
Form Type:   N-14
Dates Filed: October 4, 1999 and October 5, 1999

(d)	If the merger or reorganization agreement has not been
filed with the Commission, provide a copy of the agreement as an exhibit to this form.



                        VERIFICATION

   The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Rodney Square Strategic Equity Fund, (ii) he is the Treasurer of The Rodney Square Strategic Equity Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


/s/ Pat Colletti
Pat Colletti, Treasurer